Exhibit 99.B.8(d)(4)

NOTICE/AMENDMENT

To:                  Firms Having an Administrative Services Agreement or Participation Agreement with MFS Fund Distributors, Inc. or Its Affiliate

Dear Valued Client:

Reference is hereby made, as the case may be, to the Administrative Service Agreement between you and MFS or its affiliate, or Participation Agreement among you, MFS and MFS Variable Insurance Trust (collectively, “Agreement”).  Notwithstanding any reference in the Agreement to the contrary, MFS requires that each order for net purchases or net redemptions derived from instructions received by you in proper form prior to the Close of Trading on any given Business Day will be processed that same evening and the net purchase or redemption order will be transmitted to MFS or its designee not later than 11:00 Eastern Time on the next following Business Day.  Until MFS advises you in writing of a different time or practice, orders processed and transmitted in such manner shall be deemed to comply with the requirement of the agreement.

If your Agreement permits MFS to amend it unilaterally, this letter shall serve as an amendment to your Agreement.  If your Agreement does not permit MFS to amend it unilaterally, this letter shall operate as a clarification of order transmission practices acceptable to MFS and a waiver of our rights under the Agreement to require that such transmissions be made to us prior to 11:00 Eastern Time the next following Business Day, which waiver is conditional upon the transmission of the order by 11:00 Eastern Time.

If you have any questions, please feel free to call 1-800-343-2829 x53053.

Sincerely,

/s/ James A. Jessee
James A. Jessee
President, MFS Fund Distributors, Inc.